Exhibit 99.3

9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

Security Class Holder Account Number

Form of Proxy—Annual General and Special Meeting to be held on July 9, 2009

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.      Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.      If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.      This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.      If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.      The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.      The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.      This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

8.      This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 4:30 pm, Mountain Time, on July 7, 2009.

+			+

Appointment of Proxyholder
I/We being holder(s) of trust units (“Unitholders”) of Advantage Energy Income Fund (the “Trust”) hereby appoint: Kelly I. Drader, President and Chief Financial Officer of Advantage Oil & Gas Ltd. (“AOG”), of the City of Calgary, in the Province of Alberta, or, failing him, Andy Mah, Chief Executive Officer of AOG, of the City of Calgary, in the Province of Alberta	OR	Enter the name of the person you are appointing if this person is someone other than the foregoing.

As my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the Unitholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of the Unitholders of the Trust (the “Meeting”) to be held in the Wildrose North Room at the Sheraton Suites Calgary Eau Claire, 255 Barclay Parade S.W., Calgary, Alberta on July 9, 2009 at 9:00 am and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY	HIGHLIGHTED TEXT	OVER THE BOXES.

	For	Against

1. Arrangement Resolution—To consider pursuant to the Interim Order and, if thought advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”), the full text of which is set forth in Appendix “C” to the accompanying Information Circular and Proxy Statement dated June 5, 2009 (the “Information Circular”), to approve a plan of arrangement under Section 193 of the Business Corporations Act (Alberta) (the “Arrangement”), all as more particularly described in the Information Circular.

	☐	☐
	For	Against

2. Restricted Share Incentive Plan—To consider and, if thought advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in the Information Circular, to approve a new restricted share/unit performance incentive plan, all as more particularly described in the Information Circular and a copy of which is set forth in Appendix “H” to the Information Circular.

	☐	☐
	For	Against

3. Shareholder Rights Plan—To consider and, if thought advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in the Information Circular, to approve a new shareholder/unitholder rights plan, all as more particularly described in the Information Circular and a copy of which is set forth in Appendix “I” to the Information Circular.

	☐	☐
	For	Against

4. Election of Trustee—To re-appoint Computershare Trust Company of Canada as trustee of the Trust.	☐	☐
	For	Against

5. Fix the Number of Directors—To fix the number of directors of AOG to be elected at the Meeting at nine (9) members.	☐	☐
	For	Withhold

6. Election of Directors—The election of directors of AOG for the ensuing year of the nominees as a group named in the accompanying Information Circular.

Vote FOR or WITHHOLD for all nominees proposed by Management

	☐	☐
	For	Withhold
7. Appointment of Auditors—To appoint PricewaterhouseCoopers LLP as the auditors of the Trust and to authorize the directors to fix their remuneration as such.	☐	☐

8. To transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.		DD / MM / YY

Interim Financial Statements—Mark this box if you would like to receive interim financial statements and accompanying Management’s Discussion and Analysis by mail.	☐	Annual Financial Statements—Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

¢	0 6 8 2 7 5	A R 2	A V N Q +